UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the issuance of commercial notes

—

Rio de Janeiro, August 19, 2022 – Petróleo Brasileiro S.A. – Petrobras hereby informs that the Executive Board approved on August 18, 2022, the 1st issuance of book-entry commercial notes (Issuance), without collateral and personal guarantee, in up to two series (Book-entry Commercial Notes), which will be subject to public distribution, with restricted distribution efforts, under mixed regime of firm guarantee and best placement efforts, pursuant to CVM Rule No. 476, of January 16, 2009, as in force (CVM Rule 476) and other applicable laws and regulations (Offering).

The Issuance will comprise of up to 3,000,000 Book-entry Commercial Notes, with a nominal unit value of BRL 1,000.00 (Nominal Unit Value), totaling up to three billion Reais (BRL 3,000,000,000.00) (Total Issue Amount), provided that (a) the Total Issue Amount, the total amount to be allocated between the Book-entry Commercial Notes of the first series and the Book-entry Commercial Notes of the second series, as well as the existence of both series, will be defined through a bookbuilding procedure, and that (b) the Total Issue Amount and the number of Book-entry Commercial Notes may be reduced due to the Partial Distribution (as defined below). The Book-entry Commercial Notes of the first series will have a period of validity of 2,741 days from the issuance date, which corresponds to August 25, 2022 (Issuance Date), and, therefore, expiring on February 25, 2030; and the Book-entry Commercial Notes of the second series will have a period of validity of 3,653 days from the Issuance Date, and, therefore, expiring on August 25, 2032, except in the event of early maturity of the obligations arising from the Book-entry Commercial Notes or redemption advance of the Book-entry Commercial Notes, under the terms of the issuance agreement of the Book-entry Commercial Notes (Issuance Agreement).

Partial distribution of the Book-entry Commercial Notes will be admitted, pursuant to Articles 30 and 31 of CVM Rule 400, and article 5-A of CVM Rule 476, as long as there is a placement of at least two billion reais (BRL 2,000,000,000.00) (Minimum Amount). If the Minimum Amount is reached and the totality of the Book-entry Commercial Notes is not distributed by the end of the period for placing of the Book-entry Commercial Notes, the Book-entry Commercial Notes that are not placed with professional investors under the Offering will be canceled by the Company, subject to the terms and conditions set forth in the Issuance Agreement (Partial Distribution).

Compensatory interest corresponding to the accumulated variation of 100% of the average daily rates of DI - Interbank Deposits of one day, over extra-group, expressed as a percentage per year, 252-business day basis, calculated and published daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily newsletter available on its website (http://www.b3.com.br) (DI rate), plus a surcharge (spread), to be defined in the bookbuilding procedure, and , in any case limited to a maximum of 1.65% per annum, based on a year of 252 business days. Compensatory interest corresponding to the accumulated variation of 100% of the DI Rate, plus a surcharge (spread), to be defined in the bookbuilding procedure, and, in any case, limited to the maximum of 1.90% per year, based on a year of 252 business days, calculated according to the formula and the terms established in the Issuance Agreement.

The funds raised by the Company through the Book-entry Commercial Notes of the first series and the Book-entry Commercial Notes of the second series will be used to reinforce cash for use in the ordinary course of the Company's business. Considering the possibility of Partial Distribution, the funds will be used by the Company in the same way as provided herein.

The Issuance Agreement and any amendments thereto will be available on the Company's website (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/prospectos/).

This Material Fact is exclusively informative, under the terms of the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as sales and/or disclosure material for the Commercial Notes and/or the Offering.

www.investidorpetrobras.com.br/en/

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain provisions within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act) and Section 21E of the Securities Trading Act of 1934 as amended (Trading Act) that reflect expectations only. of the Company's managers. The terms: "anticipates", "believes", "expects", "anticipates", "intends", "plans", "projects", "objective", "should", as well as other similar terms, are intended to identify such forecasts. , which, evidently, involve risks or uncertainties, foreseen or not, by the Company. Therefore, the Company's future results of operations may differ from current expectations, and the reader should not rely exclusively on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer